SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 02, 2005

Date, Time and Place of Meeting: May 02, 2005, at 7:00 p.m., at the company’s headquarters, located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors. Call for meeting: waived, since all the members of the Company’s Board of Director’s attended the meting. Presiding Board: Chairman: Mr. Constantino de Oliveira Júnior. Secretary: Henrique Constantino. Agenda: to resolve on: (i) the Company’s capital stock increase and the quantity of preferred shares to be issued; (ii) the exclusion of right of first refusal to the Company’s shareholders in the subscription of new shares; and (iii) the rights of shares issued, resulting from this capital increase, shall grant to their holders; Resolutions taken: The Board of Directors members decided by unanimous vote the following: (i) to approve the Company’s capital stock increase, within the limit of its authorized capital, which shall increase from nine hundred, fifteen million, one hundred, ninety-seven thousand, three hundred, sixty-one Reais and fifty-six centavos (R$ 915,197,361.56), to nine hundred, ninety-two million, six hundred, thirty-six thousand, nine hundred, sixty-one Reais and fifty-six centavos (R$ 992,636,961.56), therefore, an increase of seventy-seven million, four hundred, thirty-nine thousand and six hundred Reais (R$ 77,439,600.00), by means of the issuance for public subscription of two million, two hundred and five thousand (2,205,000) preferred shares, all of them nonpar, book-entry, registered shares, (the “Shares”), in view of the exercise of option for the subscription and distribution of new shares (a) by Banco Morgan Stanley Dean Witter S.A. as provided for in the Private Instrument of Agreement for the Distribution of Preferred Shares Issued by Gol Linhas Aéreas Inteligentes S.A., entered into on April 27, 2005; (b) by Morgan Stanley & Co Incorporated as provided for in the Underwriting Agreement, entered into on April 27, 2005, both of them granted as resolved by the Company’s Board of Directors in meeting held on April 27,2005. Shares issued herein shall be fully paid in cash upon their subscription; (ii) Shares are issued herein, excluding the right of first refusal to the current Company’s shareholders in the subscription of new shares, pursuant to the provisions in the Article 172 of Law 6,404, dated December 15, 1976 and Article 6, paragraph 2 of the Company’s Bylaws and (iii) Shares shall grant their holders same rights granted to other preferred shares issued by the Company, granted by the applicable laws, as well as by the Company’s Bylaws, also being entitled to receive full dividends and other proceeds of any nature to be declared and/or granted by the Company to its shareholders, as from the subscription date. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, May 02, 2005

________________________	________________________
Constantino de Oliveira Junior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.